SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934

For the month of May, 2005

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Telvent GIT, S.A. (the “Company”), a Spanish corporation, is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) primarily in Europe, North America, Latin America (including Mexico) and China. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.

     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares pursuant to a Registration Statement on Form F-1 dated October 21, 2004 that we would quarterly furnish to the U.S. Securities and Exchange Commission (“SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and substantially the same other information required by a Form 10-Q.

I. FINANCIAL INFORMATION

A. Financial Statements

TELVENT

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2005	2004
Assets:
Current assets:
Cash and cash equivalents	€69,766	€80,515
Restricted cash	—	8,028
Available-for-sale securities and other short-term investments	20,483	1,231
Derivative contracts	2,650	4,046
Accounts receivable (net of allowances of € 1,849 as of March 31, 2005 and € 2,165 as of December 31, 2004)	72,738	84,536
Unbilled revenues	58,666	36,683
Due from related parties	24,281	37,848
Inventory	13,362	10,760
Deferred tax assets	2,880	3,751
Other current assets	—	659

Total current assets	€264,826	€268,057
Other investments	322	2,137
Property, plant and equipment, net of accumulated depreciation of € 31,047 as of March 31, 2005 and € 30,602 as of December 31, 2004	52,736	53,586
Prepaid expenses and other assets	2,517	3,198
Deferred tax assets	17,704	18,004
Other intangible assets, net of accumulated amortization of € 10,267 as of March 31, 2005 and € 7,724 as of December 31, 2004	9,818	9,789
Goodwill	14,303	13,689

Total assets	€362,226	€368,460

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€119,741	€123,278
Billing in excess of costs and estimated earnings	18,430	16,466
Accrued and other liabilities	12,437	7,696
Income taxes payable	10,556	11,778
Deferred tax liabilities	2,994	3,096
Due to related parties	5,319	6,194
Current portion of long-term debt	8,971	9,208
Short-term debt	11,932	18,748
Short-term leasing obligations	1,896	1,960
Derivative contracts	1,750	2,602

Total current liabilities	€194,026	€201,026

TELVENT
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2005	2004
Long-term debt less current portion	12,410	16,875
Long-term leasing obligations	3,838	4,130
Other long term liabilities	8,395	8,747
Deferred tax liabilities	268	323
Unearned income	707	525

Total liabilities	€219,644	€231,626

Minority interest	1,737	863

Commitments and contingencies

Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued, and outstanding, same class and series	87,889	87,889
Additional paid-in-capital	39,591	40,319
Deferred compensation	(2,367)	(3,305)
Accumulated other comprehensive (loss)	(1,746)	(3,364)
Retained earnings	17,478	14,432

Total shareholders’ equity	€140,845	€135,971

Total liabilities and shareholders’ equity	€362,226	€368,460

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2005	2004
Revenues	€75,590	€64,928
Cost of revenues	57,055	48,468

Gross profit	€18,535	€16,460

General and administrative	5,413	5,405
Sales and marketing	3,190	2,241
Research and development	3,369	2,151
Depreciation and amortization	2,013	1,783

Total operating expenses	€13,985	€11,580

Income from operations	4,550	4,880
Financial income (expense), net	(414)	(2,426)

Total other income (expense)	€(414)	€(2,426)

Income before income taxes	4,136	2,454
Income tax expense (benefit)	484	403

Net income before minority interest	€3,652	€2,051

Loss/(Profit) attributable to minority interests	(606)	50

Net income	€3,046	€2,101

Earnings per share
Basic and diluted net income per share	€0.10	€0.11

Weighted average number of shares outstanding
Basic and diluted	29,247,100	20,000,000

     The consolidated statements of operations include the following income and expense items from transactions with related parties:

	Quarter Ended March 31,
	2005	2004
Revenues	€4,000	€3,640
Cost of revenues	(2,207)	(1,532)
General and administrative	(1,021)	(755)
Financial income (expense), net	57	(217)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net income before minority interest	€3,652	€2,051
Adjustments to reconcile net income to net cash provided by operating activities	5,214	4,621
Change in operating assets and liabilities	(17,774)	(16,662)
Change in operating assets and liabilities due to temporary joint ventures	1,507	1,204

Net cash used in operating activities	€(7,401)	€(8,786)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,028	—
Due from related parties	17,965	14,490
Metso acquisition, net of cash	—	(5,225)
Purchase of property, plant & equipment	(917)	(10)
Disposal (acquisition) of investments, net of cash	932	(3,455)
Purchases of short-term investments	(18,431)	—

Net cash provided by investing activities	€7,577	€5,800

Cash flows from financing activities:
Proceeds and (repayment) of short-term debt, net	(6,816)	(13,738)
Proceeds and (repayment) of long-term debt, net	(5,617)	(2,993)
Due to related parties	548	1,842

Net cash used in financing activities	€(11,885)	€(14,889)

Net increase (decrease) in cash and cash equivalents	€(11,709)	€(17,875)
Net effect of foreign exchange in cash and cash equivalents	960	(377)
Cash and cash equivalents at the beginning of period	69,582	27,735
Joint venture cash and cash equivalents at the beginning of period	10,933	3,250

Cash and cash equivalents at the end of period	€69,766	€12,733

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€—	€—
Interest	€1,636	€1,624

Non-cash transactions:

Capital leases	€211	€418

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT

Unaudited Condensed Consolidated Statement of Shareholders’ Equity
(In thousands of Euros, except share and per share amounts)

			Additional			Accumulated Other	Total
	Ordinary Shares		Paid-in	Retained	Deferred	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Compensation	Income / (Loss)	Equity
Balance, December 31, 2004	29,247,100	€87,889	€40,319	€14,432	€(3,305)	€(3,364)	€135,971
Comprehensive income:
Net income	—	—	—	3,046	—	—	3,046
Foreign currency translation adjustment	—	—	—	—	—	1,618	1,618

Total comprehensive income							4,664
Stock compensation charge, net to shareholders’ equity			(728)	—	—	—	(728)
Amortization of stock compensation	—	—	—	—	938	—	938

Balance, March 31, 2005	29,247,100	€87,889	€39,591	€17,478	€(2,367)	€(1,746)	€140,845

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

1. Description of Business

     Telvent GIT, S.A. (“Telvent” or the “Company”) is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Environment, Traffic, Transport) primarily in Europe, North America, Latin America (including Mexico) and China. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their core operations and business processes.

2. Significant Accounting Policies

Basis of Presentation

     The accompanying Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules and regulations.

     The results of operations for the three-month period ended March 31, 2005 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the SEC on May 13, 2005 (“Annual Report”).

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

     We have calculated the income tax expense based on the estimated effective tax rate for the full year in accordance with Accounting Principles Board (APB) Opinion No. 28. The variations in the relationship between income tax expense and pre-tax accounting income are primarily due to the effect of research and development expenditures that are a permanent deduction for tax purposes.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

     Up to January 1, 2004, Telvent filed its income tax as part of the consolidated tax group of our majority shareholder Abengoa S.A. (“Abengoa”) using the separate return basis. Following the rules for tax consolidation in Spain, subsidiaries in which more than a 75% interest is owned are consolidated for tax purposes. Following our initial public offering (our “IPO”) in October of 2004, and the consequent dilution of Abengoa’s ownership interest in Telvent, we and some of our subsidiaries were excluded from the Abengoa consolidated tax group. Thus, for the year ended December 31, 2004, all Telvent companies filed taxes on a stand-alone basis. Since January 1, 2005, the Company and some of its subsidiaries have formed a new tax group.

Cash and Cash Equivalents and Restricted Cash

     We consider all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased to be cash equivalents.

     At December 31, 2004, there were deposits amounting to € 8,028, which constitute a counter-guarantee of certain obligations assumed by Telvent in the normal course of business. These deposits were restricted for use until the cash was received by the third party, which thereby released the Company’s obligation. As of March 31, 2005, we have received the cash from third parties, and have thus been released from the restriction.

3. Recent Accounting Pronouncements

     In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123R, Share-Based Payment (SFAS 123R). SFAS 123R requires that companies expense the value of employee stock options and other awards. SFAS 123R allows companies to chose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. On April 15, 2005, the SEC issued a Final Rule amending the compliance date of SFAS 123R. Thus, SFAS 123R will be effective for us beginning January 1, 2006. In addition, in March 2005, the SEC issued SAB 107 to provide public companies additional guidance in applying the provisions of Statement 123(R). Among other things, SAB 107 describes the SEC staff’s expectations in determining the assumptions that underlie the fair value estimates and discusses the interaction of SFAS 123(R) with certain existing SEC guidance. SAB 107 will be applied upon the adoption of SFAS 123(R).

     SFAS 123R will have an impact upon adoption, as we will be required to record the fair value of the shares purchased by employees under the Abengoa stock compensation plan. We currently apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25’’), and related interpretations in accounting for our formula-based stock purchase plans described in our Annual Report on Form 20-F. We recognize compensation expense in earnings at the balance sheet date based on a formula, with the exception of shares granted after January 1, 2003, where compensation expense has been recognized based on the excess, if any, of the fair value of our stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. For ordinary shares sold to employees after January 1, 2003, we estimated the fair value of our stock at the date of sale on the basis of the midpoint of the expected price range for a public share offering less a 15% discount. The allocation of a discount was due to the non-marketability of the shares as a result of the absence of a public market in 2003.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

     After our IPO, the variable nature of the stock-based compensation plans reverted to a fixed plan, apart from where performance conditions still had to be met by the employees, in which case the related plans continued to be variable after the date of our IPO. For plans considered “fixed plans” after the date of our IPO, the remaining deferred compensation is being expensed over the remainder of the vesting period. For plans which continue to be variable, the deferred compensation cost and resulting compensation expense will be adjusted to the market value of the shares as of each balance sheet date.

     The expected impact of adoption of SFAS 123(R) is approximately the same as the proforma amount disclosed below, provided in accordance with SFAS No. 148:

	Three Months Ended
	March 31,
	2005	2004
Net income as reported	€3,046	€2,101
Add share-based compensation cost included in net income as reported	€210	€294

Less share-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards	€631	€570

Pro forma net income (loss) if the fair value based method had been applied to all awards	€2,625	€1,825

Basic and diluted earnings (losses) per share as reported in Euro	€0.10	€0.11

Pro forma basic and diluted earnings (losses) per share in Euro	€0.09	€0.09

     In March 2005, the FASB issued Interpretation 47. This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. Interpretation 47 is effective for fiscal years ending after December 15, 2005. We do not expect the application of this Interpretation to have any impact on our financial position, results of operations, or cash flows.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

4. Available-for-Sale Securities and Other Short-Term Investments

     The following is a summary of the Company’s available-for-sale securities and other short-term investments as of March 31, 2005 and December 31, 2004:

	As of March 31,	As of December 31,
	2005	2004
Available-for-sale securities	€1,290	€904
Short-term guarantee deposits	19,193	327

	€20,483	€1,231

     At March 31, 2005, short-term guarantee deposits included a bank deposit, previously classified as cash and cash equivalents, renewed in February 2005 with maturity of nine months, and bearing interest at a fixed rate of 2.165%. The fair value of such deposit at March 31, 2005 was € 18,431.

5. Investments in Joint Ventures

     The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term service contracts.

     These joint ventures are variable interest entities as they have no equity and are operated through a management committee comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture.

     In accordance with its transition provisions, as of January 1, 2004, the Company applied FIN 46-R to all variable interest entities created prior to January 31, 2003. Prior period financial statements have not been restated. Since these entities were previously equity accounted for, the impact of consolidation of certain of these variable interest entities where the Company is the primary beneficiary did not result in a cumulative effect of an accounting change.

     As of March 31, 2005, the increase of total assets from these consolidated entities amounted to € 31,198, including € 3,980 in cash and cash equivalents consisting of two money market funds with maturities of three months or less. Total revenue recognized with respect to these consolidated joint ventures was € 8,398, including € 6,243 of revenues of other venture partners in these arrangements, during the three months ended March 31, 2005. During the corresponding period in 2004, revenue recognized with respect to these consolidated joint ventures was € 4,977, including € 3,759 of revenues of other venture partners in these arrangements. Corresponding costs due to other joint venture partners of

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

€ 5,635 and € 3,659, are recognized in cost of revenues for the quarter ended March 31, 2005 and 2004, respectively. These revenues and equivalent costs of revenues were recognized based on the billings of the other joint venture partners to the UTEs. There are no consolidated assets that are collateral for the UTEs’ obligations. The Company’s maximum exposure to loss as a result of its involvement with the UTEs that are not consolidated is € 105.6 as of March 31, 2005.

6. Inventory

     Inventory consists of the following:

	As of	As of
	March 31,	December 31,
	2005	2004
Raw Materials	€759	€619
Work-in-progress	12,603	10,141

	€13,362	€10,760

7. Short-Term Debt

     As of March 31, 2005 and December 31, 2004, short-term debt consisted primarily of € 8,000 and € 14,947, respectively, of inter-company receivables in connection with commercial transactions in the normal course of the business, where the group has received advanced payments from the financial institutions.

8. Long-term debt

     As of March 31, 2004, our subsidiary Telvent Canada Ltd. (“Telvent Canada”) was in breach of one of the quarterly covenant requirements under the credit facilities it has with LaSalle Bank, which are described in the consolidated financial statements included in our Annual Report; as of June 11, 2004 it received a waiver for the covenant breach as of March 31, 2004. The waiver also included a reduced covenant requirement as of June 30, 2004, which Telvent Canada satisfied. As of March 31, 2005, the original covenant requirement was applicable and Telvent Canada met its obligations thereunder. During the three-month period ended March 31, 2005, we made one payment of € 2.4 million under the LaSalle credit facility.

9. Due to and from related parties

     During the normal course of business, the Company conducts operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions are completed at market rates.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

     The details of balances with group companies and related parties are as follows:

	As of	As of
	March 31,	December 31,
	2005	2004
Due from related parties:
Accounts receivable	€19,265	€14,867
Credit line receivable	5,016	22,981

	€24,281	€37,848

Due to related parties:
Trade payables	€2,582	€4,005
Credit line payable	2,737	2,189

	€5,319	€6,194

10. Commitments and Contingencies

Commitments

     On March 17, 2005, the Company signed a purchase contract with Beijing Development Area Co., Ltd. to purchase a new office in Beijing to establish the China headquarters for Telvent. The total purchase price is 9,383,821 Rmb: 8,219,177 Rmb for the building and 1,164,644 Rmb for improvements. The purchase price will be paid 40% on closing, and the balance will be financed by an 8-year mortgage (5.58% interest rate). The purchase contract must be approved by local authorities within 90 days of the date of the contract. The seller is responsible for obtaining this approval.

Contingencies

     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.

Guarantees

     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract, which is generally between 18 and 36 months. The Company requires similar bonds from sub-contractors to mitigate this risk in part. The guarantees are generally not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

     As of March 31, 2005, the Company maintained the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Resource	Liabilities
Performance guarantees	€116,720	€2,696	€—
Financial guarantees	1,180	—	—

	€117,900	€2,696	€—

     The maximum potential payments represent a “worst-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

Product Warranties

     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material costs associated with servicing its warranties and, therefore, does not accrue for such costs.

11. Segments and Geographic Information

     The Company has five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. There are no inter-segment revenues. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in “other corporate operating expenses” and are not allocated to the segments.

•	Energy comprises three primary areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as urban traffic management systems, incident detection, intersection control and city access management systems.

•	Transport focuses on ticketing systems for railways and public transportation systems, automated toll solutions for highways and access control and payment systems for parking.

•	Environment provides water and wastewater management applications, as well as meteorological information system services and solutions.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

     In addition to the targeted market sectors described in the four segments above, some of the business historically has been derived from other operations and is included in the Other segment.

	Three Month Period Ended March 31, 2005
	Energy	Traffic	Transport	Environment	Other	Total
Net revenues	€35,273	€24,511	€3,550	€4,742	€7,514	€75,590
Cost of revenues	26,896	19,315	2,608	3,751	4,485	57,055

Gross profit	€8,377	€5,196	€942	€991	€3,029	€18,535

Operating Expenses						13,985
Other Expenses						414

Income before income taxes						€4,136

	Three Month Period Ended March 31, 2004
	Energy	Traffic	Transport	Environment	Other	Total
Net revenues	€31,811	€18,190	€3,877	€6,503	€4,547	€64,928
Cost of revenues	22,993	13,707	3,302	5,146	3,320	48,468

Gross profit	€8,818	€4,483	€575	€1,357	€1,227	€16,460

Operating Expenses						11,580
Other Expenses						2,426

Income before income taxes						€2,454

     The majority of the joint ventures net revenue that the company consolidates due to FIN 46(R) are included in the Company’s Traffic Segment.

Assets by Segment

     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting. Total assets are presented under Spanish GAAP by segment and then adjusted in the aggregate, along with unallocated assets, to U.S. GAAP.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	As of March 31, 2005
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€117,066	€58,336	€8,468	€12,653	€58,828	€255,351
Unallocated assets						68,288
U.S. GAAP adjustments						38,587

Total assets						€362,226

	As of December 31, 2004
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€102,860	€54,956	€9,692	€18,025	€61,053	€246,586
Unallocated assets						86,570
U.S. GAAP adjustments						35,304

Total assets						€368,460

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.

Geographic Information

     For the three months ended March 31, 2005 and 2004, sales outside of Spain comprised 45.6% and 51.4% of the Company’s revenues, respectively. Net revenue consisted of sales to customers in the following countries or areas:

	Three Months Ended March 31,
	2005	2004
Europe	€44,318	€33,429
Latin America	12,327	11,194
North America	10,758	13,535
China	2,528	1,484
Other Countries	5,659	5,286

	€75,590	€64,928

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

     The most significant investments included in long-lived assets, net of depreciation, outside of Spain are located in:

	As of	As of
	March 31,	December 31,
	2005	2004
Portugal	€5,415	€5,491
North America	1,176	1,388
Latin America	285	274
China	88	93
Sweden	14	17

	€6,978	€7,263

12. Subsequent Events

     On April 5, 2005 the Company paid the deferred payment for the Miner & Miner acquisition, in the amount of U.S. $ 4,133.

     On April 6, 2005, Telvent, acting together with Instalaciones Inabensa S.A. as a temporary consortium entered into a definitive Current Account Credit Agreement with Caja Madrid de Ahorros y Monte de Piedad de Madrid (the “Bank”), pursuant to which the Bank will make available a line of credit for operating purposes with a maximum borrowing limit of € 9,750,000. Interest is due quarterly in arrears on daily balances due under the line of credit at the annual nominal rate of 2.6875% during the first quarter. The parties have agreed to review such interest rate at the beginning of every quarter and adjust it as necessary to equal the three-month EURIBOR rate (monthly average) plus 0.55%. The term of the agreement is one year. Principal under the agreement is due and payable upon expiration of the term, or upon the earlier termination of the Agreement.

B.     Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

     We are an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) primarily in Europe, North America, Latin America (including Mexico) and China. Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.

     Our customers include some of the largest energy companies and utilities in the United States, Canada, Spain, Mexico, Brazil and China, the traffic or transport authorities of some of the largest cities in Europe, North America, Latin America and China and a number of government environmental entities in Spain and North America.

     Our ordinary shares have been quoted on the Nasdaq National Market under the symbol “TLVT” since October 2004; they are not listed on any exchange or otherwise quoted for trading in Spain. As of May 25, 2005, there were 29,247,100 Ordinary Shares issued and outstanding.

     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the U.S. Securities and Exchange Commission on May 13, 2005 (our “Annual Report”).

Results of Operations

     We prepared our consolidated financial statements for the three-month periods ended March 31, 2005 and March 31, 2004 in accordance with U.S. GAAP.

     Our results of operations for the periods reviewed include the results of operations of our three acquisitions at different points during the periods reviewed:

•	We acquired ICX Sistemas, S.A. (“ICX”) on May 21, 2004. Therefore, the results of operations of ICX are reflected in our results of operations for the three-month period ended March 31, 2005, but not in the corresponding period in 2004.

•	We acquired the western business unit of Xwave Solutions, Inc. (“Xwave”) on July 31, 2004. Therefore, the results of operations of Xwave are reflected in our results of operations for the three-month period ended March 31, 2005, but not in the corresponding period in 2004.

•	We acquired 70% of Miner & Miner Consulting Engineers, Incorporated (“Miner & Miner”) on December 10, 2004. Therefore, the results of operations of Miner & Miner are reflected in our results of operations for the three-month period ended March 31, 2005, but not in the corresponding period in 2004.

     The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the first quarter of each of 2005 and 2004.

			Percentage		Percentage
			of		of
			Revenues	For the	Revenues
			for the	Three	for the
			Three	Months	Three
	For the Three Months		Months	Ended	Months	Percentage
	Ended March 31,		Ended	March 31,	Ended	Change
			March 31,		March 31,
	2005(1)	2005	2005	2004	2004	2004-2005
	(Euros in thousands, except percentages)
Revenues(2)	$98,033	€75,590	100%	€64,928	100%	16.4%

Cost of revenues(2)	73,995	57,055	75.5	48,468	74.6	17.7

Gross profit	24,038	18,535	24.5	16,460	25.4	12.6

General and administrative	7,020	5,413	7.2	5,405	8.3

Sales and marketing	4,137	3,190	4.2	2,241	3.5

Research and development	4,369	3,369	4.5	2,151	3.3

Depreciation and amortization	2,611	2,013	2.7	1,783	2.7

Total operating expenses	18,137	13,985	18.5	11,580	17.8

Income from operations	5,901	4,550	6.0	4,880	7.5	(6.8)

Financial income (expense), net	(537)	(414)	0.5	(2,426)	3.7

Total other income (expense)	(537)	(414)	0.5	(2,426)	3.7

Income before income taxes	5,364	4,136	5.5	2,454	3.8

Income tax expense	628	484	0.6	403	0.6

Net income before minority interest	4,736	3,652	4.8	2,051	3.2

Loss (Profit) attributable to minority interest	(786)	(606)	0.8	50	0.1

Net income	$3,950	€3,046	4.0	€2,101	3.2	45.0

Basic and diluted net income per share (3)	$0.14	€0.10		€0.11

Weighted average number of shares outstanding (3)		29,247,100		20,000,000

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.2969 to € 1.00 (based on the noon buying rate on March 31, 2005). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the three-month periods ended March 31, 2005 and 2004 include the effect of consolidating certain joint venture agreements in accordance with FIN 46(R), “Consolidation of Variable Interest Entities.” We participate in these temporary joint-venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint-venture partners for the three-month periods ended March 31, 2005 and 2004 were increased by € 6.2 million and € 3.8 million, respectively, while cost of revenues were increased by € 5.6 million and € 3.7 million, respectively, for the same periods. The effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.

(3)	For purposes of the earnings per share (EPS) calculation, we used 20,000,000 weighted average number of shares outstanding for the three-month period ended March 31, 2004, and 29,247,100 for the three-month period ended March 31, 2005. The increase in number of shares outstanding in 2005 is due to the capital increase from our initial public offering in October 2004 and from the underwriters’ partial exercise of their over-allotment option.

Bookings and Backlog

     New contract bookings represent new contracts signed during the period, regardless of performance. New contract bookings for the three months ended March 31, 2005 were € 102.1 million, an increase of € 21.0 million, or 25.9%, from new bookings of € 81.1 million for the three months ended March 31, 2004. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.

     Backlog as of March 31, 2005 was € 364.0 million, an increase of € 47.6 million, or 15.0%, from a backlog of € 316.4 million as of March 31, 2004. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog is calculated using revenue amounts determined in accordance with Spanish GAAP. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.

Revenues

Three Months Ended	Three Months Ended	Percent
March 31,	March 31,	Change
2005	2004	2004-2005
(Euros in thousands, except percentages)
€ 75,590	€ 64,928	16.4%

     The increase in our revenues for the three-month period ended March 31, 2005 over the corresponding period in 2004 was due primarily to organic growth in our businesses and the effect of the consolidation of the revenues from the three companies we acquired in 2004. ICX, Xwave and Miner & Miner contributed € 0.8 million, € 1.6 million, and € 2.6 million, respectively, in revenues in the first quarter of 2005, with no corresponding contribution in the first quarter of 2004. In the three-month period ended March 31, 2005, we also consolidated additional revenues of € 6.2 million relating to other joint venture partners, and € 3.8 in the corresponding period of the prior year. However, these increases in our revenues were partially offset by a negative impact of the translation of our non-Euro-denominated revenues into Euros from the average exchange rate appreciation of the Euro against other currencies in which we generated revenues.

Cost of Revenues

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2005	March 31,	2004	Change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 57,055	75.5%	€ 48,468	74.6%	17.7%

     Our cost of revenues as a percentage of revenues increased slightly from the three months ended March 31, 2004 to the three months ended March 31, 2005, primarily due to the different revenue mix generated by segment in each one of the quarters. Cost of revenues for the three-month periods ended March 31, 2005 and March 31, 2004 included € 5.6 million and € 3.7 million, respectively, due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. However, we continue our ongoing efforts to generate more revenues from higher value-added applications with higher gross margins and the contributions of our managed services and healthcare IT businesses in our “Other” sector.

General and Administrative

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2005	March 31,	2004	Change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 5,413	7.2%	€ 5,405	8.3%	0.1%

     Our general and administrative expenses remained fairly constant from the three months ended March 31, 2004 to the three months ended March 31, 2005. Although our continuing reorganization efforts produced some cost savings in the first quarter of 2005, such cost savings were partially offset by the additional legal and accounting costs that we incurred in the first quarter of 2005 as a result of having become a publicly-traded company in the United States. We expect that our internal reorganization will continue to contribute cost savings in the near future.

     Our stock compensation plan increased our general and administrative expenses in both periods; the impact of these charges was € 0.2 million and € 0.3 million for the three-month periods ended March 31, 2005 and March 31, 2004, respectively.

Sales and Marketing

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2005	March 31,	2004	Change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 3,190	4.2%	€ 2,241	3.5%	42.3%

     The increase in our sales and marketing expense from the three months ended March 31, 2004 to the three months ended March 31, 2005 was primarily the result of higher advertising expenses and sales personnel costs incurred with increased business activity across sectors and geographies, especially in connection with our efforts to develop our Traffic sector business in North America.

Research and Development

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2005	March 31,	2004	Change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 3,369	4.5%	€ 2,151	3.3%	56.6%

     Our research and development expenses increased significantly in the three-month period ended March 31, 2005 over the corresponding period in 2004 mostly as a result of the integration of Miner & Miner’s research and development activity. We will continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we acquired in 2003 and 2004. We intend to maintain a relatively constant level of investment in research and development as a percentage of revenues.

Depreciation and Amortization

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2005	March 31,	2004	Change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 2,013	2.7%	€ 1,783	2.7%	12.9%

     Our depreciation and amortization expense as a percentage of revenues remained stable from the three months ended March 31, 2004 to the three months ended March 31, 2005. However, our depreciation and amortization expense increased from the first quarter of 2004 to the first quarter of 2005 because of non-cash amortization expense resulting from the purchase price allocations in the acquisitions of Xwave and Miner & Miner (which consisted primarily of an adjustment in the value of intangible assets such as backlog, software technology and customer relationships), and additional amortization and depreciation expense consolidated as a result of these purchases. The amortization expense related to intangibles arising from the purchase price allocation of these businesses was € 0.1 million in the three months ended March 31, 2005.

Financial (Expense), Net

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2005	March 31,	2004	Change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ (414)	0.5%	€ (2,426)	3.7%	(82.9)%

     Financial expense decreased significantly from the first quarter of 2004 to the first quarter of 2005 primarily due to the impact of the mark-to-market of our derivatives (which amounted to € 0.5 million and € 1.3 million for the three month periods ended March 31, 2005 and March 31, 2004, respectively), and the mid-2004 sale of our investment in Xfera Móviles, S.A. to a subsidiary of Abengoa, including all related costs. Additionally, financial costs were reduced by the interest we have earned on the proceeds from our initial public offering in October of 2004 (our “IPO”), and because of improved cash flows.

Income Tax Expense

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2005	March 31,	2004	Change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 484	0.6%	€ 403	0.6%	20.1%

     Income tax expense was fairly constant period-to-period, at € 0.5 million in the first quarter of 2005 and € 0.4 million in the first quarter of 2004. Income tax expense is based on our level of income before income taxes, research and development deductions, and net operating losses. We calculate income tax expense for the quarter based on the estimated effective tax rate for the full year.

     Through 2003, we filed our income tax returns as part of the consolidated tax group of our majority shareholder, Abengoa S.A. (“Abengoa”) using the separate return basis. Following the rules for tax consolidation in Spain, subsidiaries in which more than a 75% interest is owned are consolidated for tax purposes. Following our IPO and the consequent dilution of Abengoa’s ownership interest, we and some of our subsidiaries were excluded from the Abengoa consolidated tax group. Thus, for the year ended December 31, 2004, we and our subsidiaries filed taxes on a stand-alone basis. On January 1, 2005, we and some of our subsidiaries formed a new tax group.

Net Income

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2005	March 31,	2004	Change
2005	Revenues	2004	Revenues	2004-2005
(Euros in thousands, except percentages)
€ 3,046	4.0%	€ 2,101	3.2%	45.0%

     For the reasons described above, our net income increased by 45% from the first quarter of 2004 to the first quarter of 2005.

Segment Analysis

     We have five reportable operating segments. The segments are grouped with reference to the types of services that we provide and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. There are no inter-segment revenues. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in “other corporate operating expenses’’ and are not allocated to the segments.

•	Energy comprises three principal areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as urban traffic management systems, incident detection, intersection control and city access management systems.

•	Transport focuses on ticketing systems for railways and public transportation systems, automated toll solutions for highways and access control and payment systems for parking.

•	Environment provides water and wastewater management applications, as well as meteorological information system services and solutions.

     In addition to the targeted market sectors described in the four segments above, some of our business historically has been derived from other operations mainly related to our real-time process outsourcing activities and is included in the Other segment.

	Three Months Ended March 31, 2005
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€35,273	€24,511	€3,550	€4,742	€7,514	€75,590
Gross Profit	€8,377	€5,196	€942	€991	€3,029	€18,535
Gross Margin	23.7%	21.2%	26.5%	20.9%	40.3%	24.5%

	Three Months Ended March 31, 2004
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€31,811	€18,190	€3,877	€6,503	€4,547	€64,928
Gross Profit	€8,818	€4,483	€575	€1,357	€1,227	€16,460
Gross Margin	27.7%	24.6%	14.8%	20.9%	27.0%	25.4%

     Energy

	Three Months Ended March 31
	2005	2004
	(Euros in thousands, except percentages)
Revenues	€35,273	€31,811
Gross Profit	€8,377	€8,818
Gross Margin	23.7%	27.7%
Revenue growth rate over prior period	10.9%

     Our Energy sector revenues increased by 10.9% from the three months ended March 31, 2004 to the three months ended March 31, 2005. This increase was mainly due to the consolidation of revenues from our 2004 acquisitions. Revenues from our Miner & Miner and Xwave acquisitions contributed € 4.2 million. Without the inclusion of the revenues of Xwave and Miner & Miner, our revenues would have decreased by 0.2% in this period. Regarding our Oil & Gas activity in our North American region, despite high oil prices, the increasing pressure of reduced capital budgets and customer mergers and acquisitions in the Oil & Gas industry had a negative impact in our traditional SCADA business, particularly on the Gas side. However, this effect was slightly offset by an increase in revenues from our high value-added products like GMAS, Polaris or Simsuite Pipeline, due to our customers’ increased investments in real-time revenue / transaction / physical flow accounting technology to address stronger regulatory guidelines, including requirements under the Sarbanes Oxley Act, as well as security, environmental and public safety issues.

     Our reported revenues in the Energy sector were further constrained by the increase in the average exchange rate of the Euro, our reporting currency, relative to other currencies in which our revenues are denominated, primarily the U.S. Dollar; in the three months ended March 31, 2005, the majority of our Energy revenues were recorded in currencies other than the Euro.

     Gross margin in this sector for the three months ended March 31 2005, although lower than that for the same period in 2004, is in line with our expected margins for this fiscal year, reflecting good overall performance in the execution of our services and in the incorporation of higher-margin solutions in our projects.

     Traffic

	Three Months Ended March 31
	2005	2004
	(Euros in thousands, except percentages)
Revenues	€24,511	€18,190
Gross Profit	€5,196	€4,483
Gross Margin	21.2%	24.6%
Revenue growth rate over prior period	34.7%

     Our Traffic sector revenues for the three months ended March 31, 2005 increased by 34.7% as compared to the three months ended March 31, 2004. This was mainly due to good general business performance in our activities in Spain and Brazil and a higher volume of contract performance.

     As most of our temporary joint venture consortiums are in our Traffic sector, most of the impact of the consolidation of these consortiums is also reflected as an increase in the revenues in this sector in the three months ended March 31, 2005 over the same period in 2004. Thus, excluding this impact, our revenues in this sector increased by 28.1% in the first quarter year-over-year. Most of our Traffic sector revenues derive from Euro-denominated contracts, so our performance in this sector was less affected in the three months ended March 31, 2005 by the appreciation of the average exchange rate of the Euro. Our gross margin in this sector, excluding the effect of the consolidation of our temporary joint ventures, was 24.6% for the first quarter of 2005; including the effect of the consolidation, our gross margin was 21.2%.

     Transport

	Three Months Ended March 31
	2005	2004
	(Euros in thousands, except percentages)
Revenues	€3,550	€3,877
Gross Profit	€942	€575
Gross Margin	26.5%	14.8%
Revenue growth rate over prior period	(8.4)%

     Revenues within our Transport sector for the three months ended March 31, 2005 decreased from revenues for the three months ended March 31, 2004 because of the delays in the effectiveness of the new investments in the transportation activity in Spain and the also delayed entering into force of the Tianjing Metro Contract in China. As in our Traffic sector, most of our Transport sector revenues derive from Euro-denominated contracts, so our performance in this sector was less affected in the three months ended March 31, 2005 by the appreciation of the average exchange rate of the Euro. On the other hand, our first quarter gross margin in this sector has increased from 14.8% to 26.5% year-over-year due in large part to the good performance of our Metro de Madrid fare collection contracts.

     Environment

	Three Months Ended March 31
	2005	2004
	(Euros in thousands, except percentages)
Revenues	€4,742	€6,503
Gross Profit	€991	€1,357
Gross Margin	20.9%	20.9%
Revenue growth rate over prior period	(27.1)%

     Revenues in our Environment sector decreased from the three months ended March 31, 2004 to the three months ended March 31, 2005, mainly due to the completion of several large meteorological projects (including those in Bolivia and Mozambique), and a delayed commencement of the Automatic Hydrological Information System (Saih) for the Duero River project, currently our largest contract in this sector. The majority of our Environment sector revenues were recorded in Euros, so our performance in this sector was less affected in the three months ended March 31, 2005 by the appreciation of the average exchange rate of the Euro. Our gross margin has remained stable, comparing the first quarter of 2005 to the first quarter of 2004.

     Other

	Three Months Ended March 31
	2005	2004
	(Euros in thousands, except percentages)
Revenues	€7,514	€4,547
Gross Profit	€3,029	€1,227
Gross Margin	40.3%	27.0%
Revenue growth rate over prior period	65.3%

     The 65.3% growth in our Other sector revenue from the first quarter of 2004 to the first quarter of 2005 is the result of increased business activity (driven by private-sector customer demand) in our public administration and health care IT activities and the managed services type of projects (business recovery services and business continuity solutions).

     Projects in this sector are conducted through Euro-denominated contracts, so our performance in this sector was not affected in the three months ended March 31, 2005 by the appreciation of the average exchange rate of the Euro. Gross margin improved due to the high percentage of services contracts with higher margins in comparison with the rest of the sectors, growth in revenues associated with our health care business in this sector without a corresponding increase in costs.

Geographical Revenues

     The following table identifies our revenues by region during the three-month periods ended March 31, 2005 and March 31, 2004. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

	Three Months Ended March 31
			Percentage
			Change
	2005	2004	2004 - 2005
	(Euros in thousands, except percentages)
Europe	€44,318	€33,429	32.6%
Latin America	12,327	11,194	10.1%
North America	10,758	13,535	(20.5)%
China	2,528	1,484	70.4%
Other	5,659	5,286	7.1%

Total	€75,590	€64,928	16.4%

Seasonality

We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.

Changes in Financial Condition

     Operating Activities

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2005	2004
	(Euros in thousands)
Net cash used in operating activities	€(7,401)	€(8,786)

     Our net cash used in operating activities decreased in the three months ended March 31, 2005, as compared with the three months ended March 31, 2004. For the three months ended March 31, 2005, we had € 5.2 million of non-cash adjustments to net income, including depreciation and amortization charges of € 2.5 million, compared with € 4.6 million of non-cash adjustments to net income for the three months ended March 31, 2004, including € 1.8 million of depreciation and amortization charges.

     Working capital and temporary joint ventures used € 16.3 million of our operating cash in the three months ended March 31, 2005 compared with € 15.5 million in the three months ended March 31, 2004.

     The increase in operating cash for the three months ended March 31, 2005 was mainly due to the increase in our inventory of € 1.7 million, in our unbilled revenues of € 22.0 million and in the decrease in our accounts payable, related parties and other assets of € 2.6 million. These changes were partially offset by a decrease in accounts receivable of € 5.6 million, an increase in our billing in excess of cost and estimated earnings of € 2.0 million, an increase in our accrued and other liabilities of € 0.9 million and the incorporation of the temporary joint venture consortiums’ working capital of € 1.5 million.

     The decrease in operating cash for the three months ended March 31, 2004 was mainly due to the increase in our inventory of € 5.7 million, in our unbilled revenues of € 0.3 million, and in the decrease in our accounts payable, related parties and other assets of € 8.9 million, the decrease in our billing in excess of cost and estimated earnings of € 2.8 million and in our accrued and other liabilities and related parties payable of € 4.1 million. These changes were partially offset by our decrease in our accounts receivable of € 5.2 million and the incorporation of the temporary joint venture consortiums’ working capital of € 1.2 million.

     Investing Activities

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2005	2004
	(Euros in thousands)
Net cash provided by (used in) investing activities	€7,577	€5,800

     Investing activities provided more cash during the three months ended March 31, 2005 than during the three months ended March 31, 2004. During the three months ended March 31, 2005 we borrowed € 18.0 million under our credit arrangement from Abengoa and we also received € 8.0 million due to the deposits that were restricted for use as of December 31, 2004 until the cash was received by the third party which thereby released the Company’s obligation. In addition, we purchased a short-term deposit for € 18.4 million in February 2005.

     During the three months ended March 31, 2004 we received € 14.5 million from our credit arrangement with Abengoa. We used cash of € 3.5 million for a capital increase in Xfera, the purchase of Xfera shares from Vodafone, and the acquisition of other short-term investments, and € 5.2 million to pay the deferred payment of the acquisition of the NMS Division of Metso.

     Financing Activities

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2005	2004
	(Euro in thousands)
Net cash provided by (used in) financing activities	€(11,885)	€(14,889)

     We used less cash in financing activities during the three months ended March 31, 2005 than during the three months ended March 31, 2004.

     During the first quarter of 2005, we repaid € 6.8 million of short-term debt and € 5.6 million of long-term debt, mainly in connection with a repayment of long-term debt on the credit facility with LaSalle Bank held by our subsidiary Telvent Canada Ltd. (“Telvent Canada”).

     During the first quarter of 2004, we repaid € 13.7 million mainly in connection with a repayment of debt owed to ABN. Additionally, we incurred € 3.0 million in long-term debt and € 1.8 million under the credit arrangement with Abengoa.

     Credit Arrangements and Loan Facilities

     Details of our credit agreements and loan facilities are set forth in our 2004 Annual Report.

     Our net credit line receivable under a credit arrangement with Abengoa as of March 31, 2005 was € 2.3 million, with € 47.3 million remaining available to us as of this date. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.

     As of March 31, 2005, the maximum amount under the ABN Amro Loan Facility to which we were assured access was € 30.0 million, and the aggregate amount outstanding under Telvent Canada’s two separate credit facilities with LaSalle Bank was € 4.6 million.

     As of March 31, 2005, € 9.7 million was outstanding under the financings obtained by our subsidiary, Telvent Housing S.A. for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility. In addition, the amount of outstanding principal under our Fortis Bank loan was € 5.0 million.

     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our sub-contractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of March 31, 2005, we had € 116.7 million of these obligations outstanding.

Forward-Looking Statements

     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds;

•	our ability to increase revenues and operating margins by shifting our product mix; and

•	the importance of our alliances, joint venture partners and investments.

     We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C.      Quantitative and Qualitative Disclosures about Market Risk

     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates, foreign exchange rates and equity prices. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities and equity price risk on our marketable equity investments.

Exchange Rate Risk

     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.

     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to 12 months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.

     Although these are economic hedges, in accordance with our financial statements prepared in accordance with U.S. GAAP, we record these contracts at fair value on our balance sheet, with related gains and losses recorded as earnings on our consolidated statement of operations, because the financial statements provided in our Registration Statement were our initial U.S. GAAP financial statements and we were not able to receive hedge accounting treatment for these economic hedges retroactively.

     The following tables provide quantitative information about our foreign exchange contracts by principal currency as of March 31, 2005 and December 31, 2004.

	As of March 31, 2005
	Positive Fair		Negative Fair
	Value	Notional Amount	Value	Notional Amount
		(In thousands)
Euro / U.S. Dollars versus:
U.S. Dollars	€546	€6,001	€546	€6,869
Japanese Yen	97	4,558	97	4,558
Brazilian Reals	336	1,777	321	6,461
Mexican Pesos	131	2,812	—	—
Canadian Dollars	940	42,094	786	14,508

	€2,050	€57,242	€1,750	€32,396

	As of March 31, 2005
	Positive Fair		Negative Fair
	Value	Notional Amount	Value	Notional Value
		(In thousands)
Euro / U.S. Dollars versus:
U.S. Dollars	€1,061	€6,695	€1,024	€5,526
Japanese Yen	503	4,507	503	4,507
Brazilian Reals	149	704	150	1
Mexican Pesos	594	6,956	—	—
Canadian Dollars	1,139	9,110	925	13,103

	€3,446	€27,972	€2,602	€23,137

     The above tables include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.

     For the derivatives acquired in connection with the Miner & Miner acquisition, see Note 12 to our consolidated financial statements included in our 2004 Annual Report.

     As a result of the increase in our sales abroad, starting in 2003, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.

Interest Rate Risk

     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We do not currently engage in any hedging of interest rate risk through the use of forward contracts, swaps or any other derivative instruments. We use interest rate caps to limit the impact of interest rate increases for some of our long-term debt obligations. We manage certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2006 and 2008. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid were nil during the three month period ended March 31, 2005 and the year ended December 31, 2004.

     Details of the terms of our short-term and long-term debt are reflected in Notes 14 and 15, respectively, of the Notes to the Consolidated Financial Statements included in our 2004 Annual Report.

Equity Price Risk

     During the quarter ended September 30, 2004, we disposed of our entire portfolio of marketable equity securities exposed to equity price risk.

II. OTHER INFORMATION

A.     Legal Proceedings

     Mr. Manuel Sánchez Ortega, our chief Executive Officer and Chairman, has advised us that on May 13, 2005, he received a notice from the Audiencia Nacional judge conducting the investigation into the Xfera matter stating that the judge had rejected Mr. Sánchez Ortega’s appeal of the judge’s March 31, 2005 resolution giving the prosecutor in the matter 30 days either to formally proceed to accuse any of the persons involved in the investigation, to ask for new evidence or to decline to bring further proceedings. Mr. Sánchez Ortega has informed us that on May 18, 2005 he timely appealed to a superior court the judge’s rejection of his first appeal.

     Mr. Sánchez Ortega has advised us also that, as of May 25, 2005, he had received no communication from the Audiencia Nacional regarding the prosecutor’s determination. Although the 30-day deadline imposed by the judge has expired, the prosecutor may still take action against any person in the investigation.

B.     Use of Proceeds

     Upon the commencement of our IPO on October 21, 2004 (in which we registered 10,005,000 ordinary shares at an initial public offering price of $9.00 per share (for an aggregate price of $90,045,000)), we agreed to sell 8,700,000 ordinary shares to the underwriters (whose representatives were Merrill Lynch & Co., Lehman Brothers, and SG Cowen & Co.) at $9.00 per share (for an aggregate price of $78,300,000). In November 2004, the underwriters exercised in part their one-time option to purchase 655,000 of the 1,305,000 ordinary shares registered to cover the overallotment option; we sold 547,100 such ordinary shares to the underwriters at $9.00 per share (for an aggregate price of $4,923,900), and certain selling shareholders sold the remaining 107,900 of such shares at $9.00 per share (for an aggregate price of $971,100).

     Our expenses of the offering were $5,825,673 for underwriting discounts and commissions and € 5,292,146 for other expenses (including costs for professional fees relating to accounting advice and legal costs during the year ended December 31, 2004). As disclosed in our Registration Statement on Form F-1, our expenses are subject to reimbursement. Our net proceeds from the offering were $77.4 million. No offering expenses were paid directly or indirectly to our directors or officers, our affiliates, or any person owning 10% or more of any class of our equity securities. The offering has terminated.

     On November 25, 2004, we used € 0.8 million of the net proceeds of the offering to pay the deferred payment for the acquisition of ICX. On December 10, 2004, we used $3.8 million of the net proceeds to make the initial payment of the total $7.9 million purchase price for our acquisition of 70% of the issued and outstanding shares of Miner & Miner. On April 5, 2005, we used $4.1 million of the net proceeds to make the second deferred payment for our acquisition of those shares.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
	By:	/s/ Manuel Sánchez
		Name:	Manuel Sánchez
		Title:	Chief Executive Officer

Date: May 31, 2005